Filed by Champion International Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934

                        Subject Company: Champion International Corporation
                                             Commission File No.: 001-03053


 [Presentation posted by Champion International Corporation on its web site on April 3, 2000]


 [Slide 1]

                             Juha Niemela, CEO

                         Morgan Stanley Dean Witter

                 Global Paper & Forest Products Conference

                          New York, March 15, 2000



 [Slide 2]

                         FOCUS ON CORE BUSINESSES - SALES

 [Two pie charts representing the following information:

                                                   1996

 Sold business and Closed businesses               EUR 2.3 billion

 Business still a part of the company              EUR 6.4 billion

 Total: EUR 8.7 billion

                                       1999

 Printing Papers                       56%

 Wood Products                         15%

 Converting Materials                  21%

 Others                                8%

 Total: EUR 8.3 billion

 Synergy benefits of EUR 300 million achieved]



 [Slide 3]

                                                  PAPER PRODUCTION

 [Bar graph representing the following information:

                 Paper production      Capacity utilization of paper machines
                 (1000 tonnes)                         (%)

 I/96            1556                                  84


 II/96           1391                                  82

 III/96          1594                                  86

 IV/96           1593                                  88

 I/97            1766                                  93

 II/97           1701                                  95

 III/97          1841                                  96

 IV/97           1890                                  98

 I/98            1951                                  97

 II/98           1870                                  96

 III/98          1944                                  94

 IV/98           1733                                  87

 I/99            1747                                  85

 II/99           1758                                  88

 III/99          2002                                  94

 IV/99           1987                                  95

 Capacity management - production adjusted to demand

 Shut down old capacity (example LWC-capacity)]



 [Slide 4]

                              STRONG CASH FLOW

 [Bar graph representing the following information (MEUR):

            Operative capex.   Strategic capex    Depreciation     Cash flow*)

 88               259               843               240              723

 89               418               753               323              607

 90               469               1115              398              533

 91               407               317               453              161

 92               297               262               497              335

 93               270               58                533              525

 94               416               170               531              851

 95               448               379               523              1162

 96               494               521               545              931

 97               299               1025              541              1244

 98               394               297               578              1607

 *) Cash flow = Net income + depreciation

 Rational investment decisions due to consolidation]



 [Slide 5]

                           USE OF CASH 1996-1999

 [Bar graph representing the following information:

 EUR million

 Cash from operations       4487

 Asset sales                2285

 Capex                      -2541

 Acquisitions               -1080

 Dividends                  -943

 Share repurchase           -526

 Other                      -264

 Debt reduction             -1418

 Result: Gearing

 1995     112

 1996     104

 1997     93

 1998     74

 1999     55]



 [Slide 6]

 [Bar graph representing the following information:

                NET INTEREST-BEARING LIABILITIES AND GEARING

              Net Interest Bearing Liabilities (MEUR)           Gearing (%)

 90                            4515                                 150

 91                            5393                                 200

 92                            6023                                 225

 93                            5613                                 196


 94                            4978                                 156

 95                            4358                                 112

 96                            4320                                 104

 97                            4252                                 93

 98                            3739                                 74

 99                            2940                                 55]



 [Slide 7]

                         STRONG FINANCIAL RESOURCES

 [Table stating the following:

 Asset item                           Book value    Market value   Difference
 EUR, million

 Energy companies                        538         1, 077            539

 Real estates and housing                124            269            145

 Listed companies                        216          2,235*)        2,019

 Total                                   878           3581           2703

 *) 10.3.2000]



 [Slide 8]

                           RETURN ON EQUITY (EUR)

 [Bar graph representing the following information:

      Excl. Cap gains          Target (10 year bond + 5%)          ROE

 90                                      16.8                      3.3

 91                                      16.5                      0

 92                                      15.7                      0

 93                                      14.7                      0

 94                                      12.2                      12.9

 95       20.7                           13.6                      22

 96       8.3                            11.1                      10.4

 97       10.4                           11                        16.6

 98       13.4                           9.93                      21.8

 99       10.9                           9.93                      19.2]



 [Slide 9]

                             EARNINGS PER SHARE (EUR)

 [Bar graph representing the following information:

                     Excl. Capital gains       Capital gains, net

 90                         0.28                      0.13

 91                         -1.69                     0.03

 92                         -1.03                     0.04

 93                         -0.25                     0.2

 94                         1.28                      0.17

 95                         2.6                       0.16

 96                         1.14                      0.31

 97                         1.64                      0.98

 98                         2.34                      1.48

 99                         2.13                      1.63]



 [Slide 10]

                   TOTAL SHAREHOLDER RETURN ON UPM-KYMMENE SHARE

 [Bar graph representing the following information:

 88       1000

 89       833

 90       629

 91       582

 92       610

 93       1126

 94       1154

 95       1112     1000

 96       1342     1230

 97       1548     1437

 98       2016     1907

 99       3259     3154

 Total Shareholder Return

 11 years     11.3%

 4 years      33.3%]



 [Slide 11]

           [LOGO OF UPM-KYMMENE]



 [Slide 12]

                                        Why the New CHAMPION

      [LOGO OF UPM-KYMMENE]     [LOGO OF NEW CHAMPION]     [LOGO OF CHAMPION]

 o         Consistent and supportive with strategy formulated in 1996

 o         Strong - truly global forest products company



 [Slide 13]

 The merging companies are an excellent strategic fit

 o        Same core businesses and product lines

 o        Complementary geographical presence

 o        Parallel strategic intent



 [Slide 14]

           [NEW CHAMPION LOGO]

  World Wide

  Ranking
 Total worldwide sales          EUR 13.5 bill.          3
 Market capitalization*)        EUR 13.4 bill.         2

 *) Feb. 2000 at announcement of the merger



 [Slide 15]

               WORLD'S LARGEST PAPER AND PAPER BOARD PRODUCERS 2000

 [Bar graph representing the following information:

           Capacity, million tons       Paper       Paper board
           ----------------------       -----       -----------
 Stora Enso + Consolidated Papers       11.2           3.57
 International Paper                     7.1           6.6
 New Champion                           11.7           0.4
 ------------                           ----           ---
 Abitibi-Consolidated                    7.2
 Smurfit-Stone Container                 0.1           7.1
 Georgia-Pacific                         3.2           3.6
 Oji Paper                               5             1.7
 Nippon Group                            4.9           1.7
 Weyerhaeuser                            1.9           3.8]



 [Slide 16]


                     WORLDWIDE PRODUCT LINES - PULP AND PAPER

                     (In 1000 metric tons)

 [Map showing production of Publication papers, Fine papers, Converting materials and Chemical pulp in Europe, Asia, Africa, North America and South America as follows:

          Publication papers  Fine papers  Converting materials  Chemical pulp

 Europe
 UPM              5330        1950         850                   2900
 Champion

 North America
 UPM               460
 Champion          740        1700         480                   2790

 South America
 UPM
 Champion          190        380          340]



 [Slide 17]

 [Table stating the following information:

 Worldwide Product Lines
 Forests & Wood Products

                          Europe         N.America       S.America      Total
                       UPM  Champion   UPM  Champion   UPM  Champion

 Sawn timber,          2000                    3851                     5851
 1000 cubic meters

 Plywood,
 1000 cubic meters      850                    1181                     2031

 Forestlands,          1266             77     2023            612      3978
 million hectares
     Owned              933             77     1842            546      3398
    Managed or          333                     181             66       580
      controlled]


 [Slide 18]

 Strategy to increase shareholder value

 o        Increase shareholder value as principal goal

 o        Focus on core businesses

 o        Intensive co-operation with global and local customers

 o        Emphasis on profitability and financial discipline

 o        Responsible corporate citizen

 o        Take advantage of global growth opportunities



 [Slide 19]

 Strengths

 o        Global presence - production and sales

 o        Good long term customer relationships

 o        Efficient production capacity

 o        Economies of scale

 o        High level of vertical integration

 o        Integration of intellectual capital



 [Slide 20]

 Synergies

 [Table stating the following information:

 Cumulative synergies MUSD              2000       2001       2002       2003

 A. Cost savings                          25        150        175        175
 o    purchasing
 o    manufacturing
 o    logistics
 o    S, G&A

 B. Revenue related synergies              0         75        125        150
 o    best practice in marketing
 o    additional volumes

 Total                                    25        225        300        325



 [Slide 21]

                             ACCRETION ANALYSIS

 [Table stating the following information:

 Market estimates for EPS (I.B.E.S.) in 2001

 UPM-Kymmene                USD 3.41
 Champion                   USD 7.07

 Champion
 with synergy benefits of
 USD 225 millions           USD 3.76


 Accretion                  USD 0.35
 %                          10.5%]

 Merger will be earnings accretive one year from the closing of the deal
 Source: Chase Securities, Inc.



 [Slide 22]

 Financial Objectives

 ROE        Risk free rate + 5%

 ROCE       Internally for its businesses, pre-tax return 15%

 Gearing ratio below 100%



 [Slide 23]

 Dividend Policy

 On average over 1/3 of the profit for the period.

 The aim is to provide shareholders with a steady, growing annual dividend.

 Implied dividend of USD 2.50 per existing Champion share compared to USD
 1.00 current plan



 [Slide 24]

 Deal structure:

 Exchange ratio:

 o        Champion shareholders will receive 1.99 UPM-Kymmene shares for 1
          Champion share

 Ownership structure:

 o        UPM-Kymmene shareholders     58%

 o        Champion shareholders        42%



 [Slide 25]

 Deal structure:

 All stock deal

 o        Shared upside

 o        Reflects merger features

 o        Preserves the strong balance sheet

 o        Establishes a large US shareholder base

 o        Increases liquidity for shares



 [Slide 26]

 Pooling of interests

 o        Avoids goodwill

 o        Flexibility

          o      for rationalization and capacity management

          o      to sell listed shares

 o        Limitations for asset sales in the near future

 o        Treasury shares to be re-issued
          (estimate: less than 3 million*)

 o        Share buy-backs not possible

 *) press release Feb 22, 2000



 [Slide 27]


 Time table

 Closing in May 2000

 preceded by:

 o        Approval of requisite authorities

 o        Shareholders' approval



 [Slide 28]

           [NEW CHAMPION LOGO]

 "THE PREMIER GLOBAL FOREST PRODUCTS COMPANY"



 [Slide 29]

 These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

 Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International Corporation,
 Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

 Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.